Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1     Name and Address of Company

Gammon Gold Inc.
320 Bay Street
Suite 1520
Toronto, Ontario
M5H 4A6 CANADA

Item 2     Date of Material Change

May 5, 2011

Item 3     News Release

A Gammon Gold Inc. press release was disseminated over Canada NewsWire on May 5, 2011.

Item 4     Summary of Material Change

Gammon Gold Inc. announces significant drill results at Ocampo

Item 5     Full Description of Material Change

Gammon Gold Inc. is pleased to provide an update of drill results from the Ocampo exploration program for the first four months of 2011. As of April 30, 2011, the Company has completed a total of 56,704 metres of drilling at Ocampo, utilizing twelve drill rigs working on surface and underground.

Ocampo Underground Drilling Highlights

During the first four months of the year the Company has completed 145 core holes for 28,439 metres from underground. The primary focus of the underground drilling is to extend and delineate known resources along 6 vein structures in the Northeast Underground mine, the Level 2 mine, and the Santa Eduviges mine. Highlights of the program are as follows:

Aventurero

  Drilling highlights include:

  Hole OU-826, 1.0 metre grading 105.65 grams per tonne gold equivalent(1)

  Hole OU-859, 7.4 metres grading 11.78 grams per tonne gold equivalent(1)

  Hole OU-884, 3.3 metres grading 48.11 grams per tonne gold equivalent(1)

  Hole OU-887, 0.8 metres grading 17.84 grams per tonne gold equivalent(1)

San Amado

  Drilling highlights include:

  Hole OU-948, 2.0 metres grading 25.20 grams per tonne gold equivalent(1)

  Hole OU-1063, 1.3 metres grading 54.88 grams per tonne gold equivalent(1)

  Hole OU-1064, 0.5 metres grading 35.43 grams per tonne gold equivalent(1)

  Hole OU-1067, 0.7 metres grading 64.42 grams per tonne gold equivalent(1)

Rosario

  Drilling highlights include:

  Hole OU-978, 0.6 metres grading 63.43 grams per tonne gold equivalent(1)

  Hole OU-901, 3.3 metres grading 6.09 grams per tonne gold equivalent(1)

San Jose

  Drilling highlights include:

  Hole OU-1018, 1.3 metres grading 11.69 grams per tonne gold equivalent(1)

  Hole OU-1023, 0.4 metres grading 42.53 grams per tonne gold equivalent(1)

  Hole OU-1026, 3.5 metres grading 16.61 grams per tonne gold equivalent(1)

El Rayo

  Drilling highlight includes:

  Hole OU-1140, 0.6 metres grading 37.16 grams per tonne gold equivalent(1)

Ocampo Surface Drilling Highlights

During the first four months of the year the Company has completed 196 core holes for 28,265 metres on surface. This work has been focused on five close-in targets where reserves were defined in late 2010 but remain open to expansion. The work has proven very positive in that both high grades suitable for underground mining as well mineralization in configurations possible for open pit extraction, have been discovered. Highlights of the program are as follow:

Altagracia

  Drilling highlights include:

  Hole OG-1269, 5.1 metres grading 14.45 grams per tonne gold equivalent(1)

  Hole OG-1243, 0.5 metre grading 6.10 grams per tonne gold equivalent(1)

Aventurero

  Drilling highlights include:

  Hole OG-1273, 2.4 metres grading 7.46 grams per tonne gold equivalent(1)

  Hole OG-1290, 0.9 metres grading 15.34 grams per tonne gold equivalent(1)

Belen Upper

  Drilling highlights include:

  Hole OG-1285, 24.0 metres grading 2.76 grams per tonne gold equivalent(1)

  Hole OG-1291, 10.7 metres grading 2.66 grams per tonne gold equivalent(1)

  Hole OG-1272A, 32.6 metres grading 1.56 grams per tonne gold equivalent(1)

  Hole OG-1307, 6.7 metres grading 9.10 grams per tonne gold equivalent(1)

El Rayo

  Drilling highlights include:

  Hole OG-1323, 0.5 metres grading 98.71 grams per tonne gold equivalent(1)

  Hole OG-1331, 1.8 metres grading 42.74 grams per tonne gold equivalent(1)

Jesus Maria

  Drilling highlights include:

  Hole OG-1282, 3.1 metres grading 10.99 grams per tonne gold equivalent(1)

  Hole OG-1305, 1.7 metres grading 7.90 grams per tonne gold equivalent(1)

Note: 1) All gold equivalent grades are calculated at the Company’s long term ratio of 55:1.

This press release sets out the gold and silver grades found in the samples taken from various targets. Not all of these targets have been categorized as a mineral resource deposit under applicable Canadian mineral resource reporting standards, and it is uncertain if further exploration will result in these targets being delineated as mineral resources. The grades encountered so far should not be taken as representative of the ore bodies in question as there has been insufficient exploration to define a mineral resource, and such grades may not prove representative of the deposits if and when the same are delineated as mineral resources.

Item 6     Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7     Omitted Information

Not applicable.

Item 8     Executive Officer

Rene Marion
President & Chief Executive Officer
Gammon Gold Inc.
Tel: (647) 260-8880

Item 9     Date of Report

May 5, 2011